Exhibit 4(b)

Employment contract between the Company and P.J. Sivignon

The following contract is the employment contract of Mr P.J. Sivignon, containing the terms and conditions of his employment from April 1, 2005, or such other date as decided by mutual agreement, subject to his appointment as member of the Board of Management of the Company by the General Meeting of Shareholders of the Company.

1.	Commencement of employment

You will enter the employment of Royal Philips Electronics (hereinafter referred to as the “Company”), as a member of the Board of Management with effect from April 1, 2005 subject to appointment by the General Meeting of Shareholders of the Company.
The Supervisory Board and the Meeting of Priority Shareholders undertakes to submit to the General Meeting of Shareholders to be held on March 31, 2005 a proposal for your appointment as a member of the Board of Management and Executive Vice-President of Royal Philips Electronics as of April 1, 2005.
A date other than April 1, 2005 may be decided upon by mutual agreement. If you enter the employment of the Company earlier than April 1, 2005, you will be appointed a member of the Group Management Committee with immediate effect.
In case of an earlier or later starting date all references in this contract of employment to certain dates like April 1, 2005 and April 1, 2009 will be amended accordingly.

2.	Duration of employment

A.	The contract of employment (hereinafter referred to as the “Contract”) with the Company connected with your membership of the Board of Management shall be entered into for a period of four years commencing on April 1, 2005 and shall terminate ipso jure, without any notice being required, on April 1, 2009.

B.	No later than six months before April 1, 2009 (i.e. no later than 42 months after the starting date of your employment) the parties will discuss a possible extension of the Contract. The parties agree that the Company at least every four years will review whether your position, and subsequent Contract, will be continued. The Contract will ultimately be terminated at the first day of the month following the month in which you have reached the age of 62.

C.	Both parties shall have the right to terminate this agreement before April 1, 2009 or before any later expiration date as indicated above against the end of a calendar month by giving the other party no less than six months prior written notice.

D.	If the Contract is terminated at the request of the Company before April 1, 2009, or before any other expiration date if the Contract has been renewed, other than for a compelling reason (“dringende reden”) within the meaning of Dutch labour law, we agree with you already now that in that case you shall be entitled to an once-only payment as mentioned under 2.E. by way of compensation. In case the maximum of one year’s salary would be manifestly unreasonable if the Contract is terminated during your first term i.e. before April 1, 2009, you shall be eligible for a once-only payment not exceeding twice your annual salary as mentioned in paragraph 3.

E.	The once-only payment as referred to under 2 sub D shall equal to the balance between the amount of once your annual salary as mentioned in paragraph 3 and the total amount of industrial disability payments (if any) made to you by the Company under paragraph 10 in the period of three years immediately preceding the effective date of the termination of the Contract.

F.	In case of termination of the Contract you will resign ultimately per the effective date of the termination of the Contract as member of the Board of Management.

3.	Salary

Your annual salary as of April 1, 2005 shall amount to EUR 475,000 (gross), which amount includes mandatory holiday allowances, to be paid in twelve monthly instalments.
Annual review and subsequent upwards adjustment, if any, of your annual salary, will be determined at the discretion of the Supervisory Board of the Company on the proposal of the President and on the advice of the Remuneration Committee. You shall be informed in writing, on behalf of the Supervisory Board, of any salary increases awarded to you in this way. Only salary increases determined and approved by the Supervisory Board will replace the salary amount mentioned above.

4.	Application of 30%-rule

Based on the information in your résumé, we come to the tentative conclusion that in line with the present tax provisions a special tax reduction rule (on the basis of art 15a 1k. of the Dutch Wage Tax Law), the so-called “30%-ruling”, is applicable to you. The Company shall submit the appropriate application to the tax authorities.

The 30%-ruling allows the Company to pay approximately 30% of practically all remuneration as a tax-free compensation. This means that if and as far as the 30%-ruling is applicable, the Company will pay to you a tax-free compensation for so-called “extraterritorial costs” in the amount of 30% of the remuneration that would have been taxable without application of the 30%-ruling. Complementary to such tax-free 30%-compensation, your remuneration will be reduced accordingly, so that the sum of the tax-free 30%-compensation and such reduced remuneration equals the remuneration as agreed before application of the 30%-ruling.
The 30%-ruling only applies to so-called income from present employment, which amongst others includes monthly salaries and bonuses, but excludes (future) pension payments and redundancy payments. Moreover, under the 30%-ruling you are eligible for a limited taxation also on other Dutch taxable income you might have.
Since the 30% tax rule is granted by the tax authorities as a temporary benefit, its termination (after maximum ten years) will not result in any financial obligation on the part of the Company.
The Philips Corporate Fiscal Department ([contact detail omitted], telephone number + 31 40 [contact detail omitted]) will take care of filing your annual Dutch tax return and is also prepared to assist and advise you in other tax matters. It is advised that you contact Mr Weert as soon as possible.
For an explanation, please refer to Annex A.

5.	Annual Incentive

In addition to the salary referred to under 3, you shall be eligible each year for an annual incentive. This incentive shall be determined annually by the Supervisory Board on the proposal of the President and on the advice of the Remuneration Committee. The annual incentive to be awarded relates to the preceding financial year and is based on criteria to be determined annually on the proposal of the President. You shall be notified in writing of these annual incentive targets.

The on-target (= 100% score) annual incentive amount to be realized by you is currently set by the Supervisory Board at 60% of your annual salary as mentioned under 3. It can become 90% of your annual salary if the stretch targets are realized (=150% score). The actual pay out of the annual incentive is determined by multiplying the annual incentive score by the Group Incentive Multiplier (varies from 0.8 to 1.2), which is based on the financial annual incentive target Economic Profit Realized of the Philips Group. So the overall maximum annual incentive amount to be realized can be 108% of your annual salary.

6.	Pension Rights

You are entitled to a pension in conformity with the conditions contained in the Pension Regulations of the “Stichting Philips Pensioenfonds” (“Eindloonreglement” – Final Pay Plan – see Annex B.), subject to the following deviations:

➢	in your case (from a pension build up point of view) the pensionable age is 60, with the conditions being adjusted accordingly. If both parties, at the request of the Company, agree that you will continue your employment up to the age of 62, you will postpone your claim on payment of pensions to the age of 62, as provided for in the pension regulations of the “Stichting Philips Pensioenfonds”. During the period of postponement the pension level at age 60 will be increased according to the actuarial assumptions of the pension fund and the indexation policy of the pension fund;

➢	the gross basis is your annual gross salary per April 1 of each calendar year, as mentioned under paragraph 3. hereof. The 10% increase in the gross basis and eventual allowances as laid down in article 1.3 of the pension regulations of the “Stichting Philips Pensioenfonds” do not apply to members of the Board of Management;

➢	the pension basis is found by deducting from the gross basis such part of the members’ income as is deemed per April 1 to be covered by statutory pension provisions, the so-called franchise.

As discussed in your meeting with [contact detail omitted] you are aware of the possible change of the current final pay plan into a different pension plan. Parties agree that such changes may effect your pension rights if decided by the Supervisory Board, on the advice of the Remuneration Committee.

7.	Long Term Incentive Plan

The Supervisory Board, within the framework approved by the Company’s General Meeting of Shareholders and on the advice of the Remuneration Committee, can decide by discretion to grant Royal Philips Electronics restricted shares, stock options and/or other equity related incentives to members of the Board of Management on a year-to-year basis. The conditions of such incentives, if any, are also approved by the General Meeting of Shareholders and may be changed on a yearly basis.

You, as a member of the Board of Management, are in principle eligible to participate in such plan.
For 2005 the maximum number -based on a full-time employment- of restricted shares and stock options for a member of the Board of Management is set at 10,667 restricted shares and 32,000 stock options.

The Long Term Incentive Plan is designed to stimulate long-term investment in Philips shares. To further align the interests of members of the Board of Management and shareholders, restricted shares granted to the Members of the Board of Management shall be retained for a period of least five years or until at least the end of employment, if this period is shorter.

For the period you will be a member of the Board of Management you will not be eligible to participate in any other Philips share purchase or equity related scheme than approved by the Supervisory Board for members of the Board of Management.

8.	Insurances

➢	Accident insurance You will be covered by a 24-hours accident insurance policy. The maximum sum insured is EUR 907,560. Details of this arrangement are given in Annex C.

➢	Directors and Officers Liability Insurance
You will be covered by a Directors and Officers liability insurance with regard to “wrongful acts”. As of the date hereof, under the terms of the policy, “wrongful acts” include any actual or alleged breach of trust, breach of duty, neglect, error, misstatement, misleading statement, omission or other act wrongfully committed by the Assured or any matter claimed against them solely by reason of their being a member of the Board of Management.

9.	Additional arrangements

In addition to the main conditions of employment contained in this letter, a number of additional arrangements shall apply to you. These additional arrangements are contained in Annex D. Please be informed that the Company reserves the right to change these arrangements should this be more appropriate from a fiscal point of view.

Specific arrangements with respect to relocation to the Netherlands The specific arrangements with respect to your relocation to the Netherlands are laid down in Annex D.

10.	Industrial disability

For a maximum period of 3 years from the start of disablement, but at the very latest up to the end of the Contract, the balance between your annual salary at the start of the total (100%) disablement and the aggregate amount of any statutory allowances distributed because of your total disablement, together with allowances distributed for the same reason by the “Stichting Philips Pensioenfonds” as referred to under 6. of this letter, will — subject to your compliance with Company’s directives — be paid by the Company.

The Company shall not be bound to the aforesaid obligation upon your having a claim on third parties in respect of your disablement.

Upon surrender to the Company by you of such a claim — insofar as it relates to loss of salary - an amount equal to the aforesaid balance shall — but for no longer than the period stated in the previous paragraph — be paid by the Company in advance.

However, should this policy change, the new policy will apply in full to you. No concessions will be made if the new policy is less favourable than the present policy.

11.	General Terms of Employment of Philips

Annex E contains the General Terms of Employment of the Philips Group, which also apply to you.
As evidence of your approval of the contents of the General Terms of Employment, Annex E will be signed by you.

12.	Rules governing Internal and External directorships

For the rules with respect to directorships, which may be amended from time to time, we refer to Annex F.
In view of the increased focus on potential conflicts of interest of top executives, also business interests of your spouse might have an impact on Philips.

We therefore request you to inform [contact detail omitted] of any directorships or other business interests of your spouse that in your opinion could be relevant for Philips, e.g. because Philips has a business relation with a company your spouse has an interest in.

13.	Rules of conduct with respect to inside information

The Philips’ Rules of Conduct with respect to inside information, which may be amended from time to time, are applicable to you (Annex G-1). As a member of the Board of Management, the additional rules for Qualified Insiders, contained in Chapter 3 of said rules of conduct, are also applicable to you.

As Qualified Insider you are prohibited from trading, directly or indirectly in call options, put options, warrants and similar derivatives of Royal Philips Electronics shares listed on a stock exchange at any time. Your further are only allowed to trade in any Royal Philips Electronics securities during the period of ten business days after the publication of Philips’ annual or quarterly figures.

Moreover, and as a consequence of Netherlands’ legislation, your transactions in Royal Philips Electronics securities need to be notified to the Netherlands’ Authory for the Financial Market (“AFM”). We refer to the enclosed letters of Mr Paul Koster dated 22 May 2000 (Annex G-2) and of the Secretary of the Board of Management dated 30 August 2002 (Annex G-3) and the enclosed Notification Form (Annex G-4). You may contact [contact detail omitted], Secretary Review Committee Insider Trading (Corporate Legal Department, tel. no. +31 20 [contact detail omitted]) to get more information and clarification in this respect.

14.	General Business Principles

For the General Business Principles, which apply to you, we refer to Annex H.

15.	Applicable law

All terms of the Employment and this Contract are governed by the laws of the Netherlands.

Parties agree that all the above compensation elements are subject to the corporate governance framework applicable to members of the Board of Management and can be changed, abolished or replaced by other elements at any time at the sole discretion of the Supervisory Board of the Company.

If you agree to these proposals, you are requested to sign both the enclosed copy of this letter and Annexes D and E, complete the Personal Data Form (Annex I) and return the documents to [contact detail omitted], Secretary Remuneration Committee, Royal Philips Electronics, HBT 10.19, P.O. Box 77900, 1070 MX Amsterdam, Netherlands.
Needless to say, you may contact [contact detail omitted] if you require further information about these arrangements.

Looking forward to receiving your reply, we remain

With kind regards,

L.C. van Wachem
(Chairman Supervisory Board)

Agreed and signed:

P.J. Sivignon

Enclosures:
A.	30% ruling
B.	Summary main conditions Philips Pension Fund
C.	Accident Insurance
D.	Other arrangements
E.	General Terms and Conditions
F.	Rules governing Internal and External Directorships
G.	Rules governing Inside Information
H.	General Business Principles
I.	Personal Data Form

OTHER ARRANGEMENTS

1.	Company car

You are entitled to a leased company car according to the conditions valid for Philips Executives. In principle, a personal contribution is not required if the monthly lease price does not exceed the standard lease price of EUR 2,300 excl. VAT at the moment of delivery of the lease car. The tax consequences arising from the private use of the car are for your own account.

2.	Allowances

➢	For entertainment expenses:
With respect to your position within Royal Philips Electronics (hereinafter also referred to as the “Company”) you may be eligible a fixed allowance for business expenses. Currently the tax-free allowance in your case is EUR 23,920 per annum. This sum is meant to enable you amongst others to recoup the expenses you incur in entertaining guests on behalf of the Company.

➢	For the use of a home for representative purposes:
Members of the Board of Management may be eligible for a tax-free allowance of Euro 6,800 to cover use of their own home for representative purposes. The Dutch tax authorities make it a condition of this arrangement that members benefiting from the arrangement do not apply for a tax reduction with respect to the aforementioned costs in their income tax return.

The above-mentioned allowances will be paid at the end of each quarter.

3.	Holding account for Philips products

You may participate in a scheme in which you are invited to test certain Philips consumer products that to that extent will be made available to you at your home.

4.	Allowance for health insurance premium

If you take out your health insurance with “IAK Verzekeringen”, approximately 50% of the premium will be refunded by the Company. The amount refunded will be paid monthly with your salary. This refund is treated for tax purposes as income and is therefore subject to income tax.

5.	Purchase of an apartment/house in the Amsterdam area

The Company will put at your disposal an apartment in the Amsterdam area ([detail omitted]) free of rent for the first 6 months of your employment. After that period the Company will compensate you the rent costs (with a maximum of EUR 2,500 per month net) for another 6 months. In case you purchase an apartment or house in the Amsterdam area within 24 months after your date of employment with Royal Philips Electronics, the Company will pay you a once-only amount of ten percent of the purchase price with a maximum of EUR 100,000 (net). The Company shall not reimburse any loss made on the (future) sale of your apartment or house in the Netherlands.

The costs of gas, water, electricity, heating, telephone and local property taxes of your apartment/house in the Netherlands are for your own account.

You shall receive a once-only relocation allowance of EUR 46,000 net, towards the cost of installation. Due to tax regulations this allowance can only be paid out when you and your family actually have moved to a non-furnished apartment or house in the Amsterdam region.

The once-only relocation allowance will be based on the fiscal maximum amount.

6.	Cost of moving household effects

The costs of moving your household effects from Paris to the Amsterdam area shall be borne by the Company.

The International Forwarding Department will look after the forwarding of your personal belongings. Please contact Mrs. [contact detail omitted].
Parties agree that changes in fiscal legislation could make it necessary or desirable for the Company to change the above arrangements.

Agreed and signed:

Date:	P.J. Sivignon